Mail Stop 6010

July 19, 2006

Mr. Thomas J. Mazza
Senior Vice President and Chief Financial Officer
Greatbatch, Inc.
9645 Wehrle Drive
Clarence, New York 14031

> **RE:** **Greatbatch, Inc.**
> **Form 10-K for the year ended December 30, 2005**
> **Form 10-Q for the quarter ended March 31, 2006**
> **File No.   1-16137**

Dear Mr. Mazza:

　　We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant